VIA EDGAR AND FACSIMILE

June 21, 2007

Mr. Larry Spirgel

Assistant Director

Mail Stop 3720

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	C-COR Incorporated

Form 10-K for Fiscal Year Ended June 30, 2006

Filed September 13, 2006

Form 10-Q for Fiscal Quarter Ended March 30, 2007

File No. 0-10726

Dear Mr. Spirgel:

This letter responds to comments received from the staff in your letter of May 24, 2007. We have repeated the staff’s comments in italics and then provided our response.

Form 10-K for Fiscal Year Ended June 30, 2006

Note 13. Long-Term Debt, page 64

1.	We note your response to prior comment 4. Paragraph 61(d) of FAS 133 also states “However, for contingently exercisable calls and puts to be considered clearly and closely related, they can be indexed only to interest rates or credit risk.” Additionally, while none of the examples in DIG Issue B16 are directly on point to the company’s fact pattern, examples 2, 3 and 8 all show examples where the payoff is adjusted based upon changes to an index (rather than merely representing the repayment of principal at par, plus any unpaid and accrued interest), and the index is not interest rates or credit risk, but rather an equity price. In those examples, the conclusion set forth in DIG Issue B16 is that “The embedded call option is not clearly and closely related to the debt host contract because the payoff is indexed to an equity price. Therefore, regardless of whether there is a significant premium or discount…the call option must be bifurcated.” We understand that the payoff amount is based upon two main factors: the date of repurchase and Company’s stock price. Accordingly, it would appear that the put option is indexed to the Company’s stock price, not interest rate or credit risk, and therefore would not be deemed to be clearly and closely related to the debt host. Despite no significant premium or discount existing on the debt, it appears to us that the put option would require bifurcation from the debt instrument under the guidance given in DIG Issue B16. Please provide us with a comprehensive analysis of the application of DIG Issue B16 in this situation, as well as your interpretation of the additional guidance in paragraph 61(d) of FAS 133 with respect to allowable indexes.

Corporate Headquarters

60 Decibel Road - State College - Pennsylvania - 16801 T: 814-238-2461 F: 814-238-4065 W: www.c-cor.com

The Company has further reviewed the guidance in Paragraph 61(d) of FAS 133 and the examples in DIG Issue B16, and determined that the manner in which it accounted for the contingently exercisable put option associated with our convertible debt, was not in accordance with SFAS No. 133 due to the payoff being indexed to an equity price, and not interest rates or credit risk. As such, the Company has determined that the conversion option was an embedded put option pursuant to FAS 133. The accounting treatment required that the Company record the derivative at its fair value as of the inception date of the convertible debt agreement and at fair value as of each subsequent balance sheet date. Any change in the fair value was required to be recorded as non-operating, non-cash income or expense at each balance sheet date. The Company had not previously recorded the embedded derivative instrument as a liability and did not record the related changes in fair value. Based on a valuation of the embedded derivative, the fair value of the embedded derivative at each of the periods was determined to be as follows:

Fair Value Summary by Valuation Date

Valuation Date	Probability Weighted Fair Value (per $1,000 note)	Fair Value
December 31, 2004	$0.00	$0.00
March 25, 2005	$0.00	$0.00
June 24, 2005	$0.66	$23,100
September 23, 2005	$0.00	$0.00
December 23, 2005	$0.00	$0.00
March 24, 2006	$0.50	$17,500
June 30, 2006	$0.00	$0.00
September 29, 2006	$0.00	$0.00
December 29, 2006	$0.00	$0.00
March 30, 2007	$0.00	$0.00

The Company concluded the value of the embedded derivative to be immaterial at each relevant balance sheet date. However, in future filings we will account for the changes in the fair value of the embedded derivative in our financial statements to appropriately reflect the non-operating, non-cash income or expense resulting from changes in fair value and revise our disclosures to include a discussion of our accounting under FAS 133 for the embedded derivative related to our convertible debt in order for users to understand the impact of the changes in fair value.

Corporate Headquarters

60 Decibel Road - State College - Pennsylvania - 16801 T: 814-238-2461 F: 814-238-4065 W: www.c-cor.com

Form 10-Q for Quarter Ended March 30, 2007

Note 6. Goodwill and Other Intangible Assets, page 11

2.	We note that you utilized an independent third-party to assist in the determination of the value of your goodwill. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

In future filings we will delete the reference to the independent third-party and expand our disclosures to explain the method and assumptions used by management to determine the valuation.

Please feel free to call me at (814) 231-4446 if you have any questions regarding our response.

Sincerely,

/s/ William T. Hanelly
William T. Hanelly
Chief Financial Officer

Corporate Headquarters

60 Decibel Road - State College - Pennsylvania - 16801 T: 814-238-2461 F: 814-238-4065 W: www.c-cor.com